BCE Emergis

04046291

November 10, 2004

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "BCE Emergis reports third quarter financial results" together with the interim financial statements and interim MD&A dated November 2, 2004; and
- Form 52-109FT2 – Certification of Interim Filings during Transition Period ("Bare certificate") for BCE Emergis Inc. duly signed by the CEO and CFO, pursuant to the Canadian Multilateral Instrument 52-109 – *Certification of Disclosure in Issuer's Annual and Interim Filings.*

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341.

Very truly yours,

JS/dl

Enclosures

dlw 11/30

BCE Emergis Inc.
1155 René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel.: 514-868-2341
Telec.: 514-868-2340

BCE Emergis

News Release

BCE Emergis reports third quarter financial results

- Q3 core revenue at $48.3 M, up 9% from Q2 2004 and 11% from Q3 2003
- Q3 EBITDA[1] at $4.3 M ($5.5 M excluding restructuring and other charges)
- Q3 net income from continuing operations at $1.3 M ($2.5 M excluding restructuring and other charges)
- Restructuring initiative planned for Q4

Montréal, November 2, 2004 — BCE Emergis Inc. (TSX: IFM) today announced its financial results for the three-month period ended September 30, 2004.

Revenue for the quarter was $48.3 million compared to $69.6 million ($43.6 million excluding non-core revenue) in the third quarter of 2003. Non-core operations, which consisted principally of the Bell legacy contract, ceased as of June 30, 2004. EBITDA, excluding restructuring and other charges, was $5.5 million compared to $4.3 million last year, and net income from continuing operations was $1.3 million (fully diluted EPS of $0.01) compared to a net loss of $(1.9) million (fully diluted LPS of $(0.02)) last year. Total net loss for the quarter was $(1.5) million (fully diluted LPS of $(0.01)) compared to net income of $6.2 million (fully diluted EPS of $0.06) in 2003.

"Our third quarter results demonstrate continued progress in this year of transition for the company," said John Valentini, Chief Financial Officer of Emergis. "Core revenue is up 9% from the second quarter and up 11% year-over-year. On a year-to-date basis, eHealth has shown particular strength, growing 22% from acquisitions completed earlier this year and from 15% growth in the volume of claims processed. The Company has strengthened its involvement with the provider side of the health care market through the recent acquisition of 300 additional pharmacy back-office customers. We now offer pharmacy back-office services to more than 1,900 pharmacies in Canada, an increase of approximately 16% since we expanded into this business sector in the second quarter of this year."

"We have also made progress in driving costs out of the business, reducing operating expenses by some $20 million on an annual basis compared to the cost base for our core operations last year at this time," Valentini added. "However, in response to an expected decline in revenue in certain areas of eFinance next year and in order to continue to align our cost structure with our revenue going forward, we are undertaking a new streamlining initiative to allow us to sustain during 2005 the third quarter 2004 run rate for EBITDA (before restructuring charges)," said Valentini. "Excluding the additional restructuring charge to be taken with this action in the fourth quarter, we remain on track to deliver our current 2004 financial targets."

[1] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, loss or gain on foreign exchange, other expenses or income and income taxes. No reconciliation is provided in the Interim Consolidated Statement of Earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before under-noted items" in the financial statements.

The presentation of the Company's financial results, including both the current and historical periods, reflects the sale of the following operations: U.S. Health in March 2004, eSecurity practice in June 2004 and webdoxs electronic bill presentment operations in July 2004. As a result, these operations have been reported as discontinued operations and their total contribution to Emergis' consolidated results has been included as a single line item above net income, and both revenue and EBITDA exclude their contribution.

Revenue summary for the quarter
Three-month periods ended September 30, 2004, June 30, 2004, and September 30, 2003 in millions of Canadian dollars:

	Q3 2004	Q2 2004	Q3 2003
eFinance	29.5	26.5	30.5
eHealth	18.8	17.7	13.1
Total core revenue	**48.3**	**44.2**	**43.6**
Non-core	-	18.3	26.0
Total revenue	**48.3**	**62.5**	**69.6**

- eFinance revenue decreased on a year-over-year basis mainly due to the expiry of certain contracts, including a point-of-sale contract and a reseller agreement, both with Bell Canada, and an eInvoicing agreement with another Canadian customer. These decreases were partly offset by transition service revenue associated with the sale of eSecurity and webdoxs operations and professional service fees from the Visa Commerce initiative. Compared to the second quarter of 2004, revenue increased mainly as result of the transition and professional services mentioned above.
- eHealth revenue increased 44% on a year-over-year basis and 6% sequentially mainly as a result of growth in the pharmacy back-office area.
- Recurring revenue represented 82% of core revenue compared to 79% in the third quarter of 2003 and 84% in the second quarter of 2004.

EBITDA summary for the quarter
Three-month periods ended September 30, 2004, June 30, 2004, and September 30, 2003 in millions of Canadian dollars:

	Q3 2004	Q2 2004	Q3 2003
eFinance	3.0	9.8	(1.4)
eHealth	2.5	3.1	1.5
Non-core	-	7.0	4.2
Restructuring and other	(1.2)	(2.4)	-
Total EBITDA	**4.3**	**17.5**	**4.3**

- eFinance EBITDA contributed $3.0 million in the quarter compared to $9.8 million ($0.7 million before a one-time contract settlement of $9.1 million) in the second quarter of 2004 and to an EBITDA loss of $(1.4) million in the third quarter last year. The sequential quarterly and year-over-year improvements excluding the contract settlement reflect the Company's continued focus on improving the profitability of eFinance.
- eHealth EBITDA was $2.5 million (13% of eHealth revenue) compared to $3.0 million (18%) in the second quarter and $1.5 million (11%) in the third quarter of 2003. The decrease in contribution from the second quarter of 2004 was due to a higher allocation of overhead costs as a result of the sale of eSecurity and webdoxs.
- During the first quarter of 2004, $6.3 million of a provision taken in 2003 for restructuring and other charges were reversed due to the postponement of certain restructuring activities beyond the end of the first quarter. Of this amount, some $2.4 million of restructuring and other charges were taken in the second quarter of 2004 and $1.2 million in the current quarter. Charges representing the remaining balance of the reversal will be taken in the last quarter of 2004.

Financial highlights for the nine months

Nine-month periods ended September 30, 2004 and 2003 in millions of Canadian dollars:

	Revenue		EBITDA	
	9 months 2004	**9 months 2003**	**9 months 2004**	**9 months 2003**
eFinance	82.4	90.4	7.0	(9.5)
eHealth	50.9	41.8	7.2	4.5
Total core	**133.3**	**132.2**	**14.2**	**(5.0)**
Non-core	39.6	83.8	11.4	13.4
Restructuring and other	-	-	2.7	-
Total	**172.9**	**216.0**	**28.3**	**8.4**

- eFinance revenue decreased mainly for the same reasons mentioned in the quarterly revenue summary above. EBITDA has increased by $16.5 million due to a contract settlement of $9.1 million received in the second quarter of 2004 and to the $7.4 million impact of continuing cost reductions.
- eHealth revenue has grown by 22% as a result of acquisitions and growth in claims processing, and the EBITDA margin has improved from 11% to 14%.
- Total revenue has decreased due to a lower contribution from non-core operations, which ceased as of June 30, 2004. EBITDA has increased due to the $20 million annualized impact of cost reductions, contract settlements of $13.8 million, and the net reversal of restructuring and other charges.
- Total net loss was $(38.8) million (fully diluted LPS of $(0.38)) compared to net income of $16.9 million (fully diluted EPS of $0.17) last year. The net loss in 2004 related principally to the write-down in the second quarter of $56.0 million in future tax assets.

Financial position at September 30, 2004
Cash on hand at quarter-end was $238.5 million ($2.31 per share on a fully diluted basis), down marginally from $242.4 million at June 30, 2004. Significant cash flows during the third quarter included the receipt of the proceeds of sale of the webdoxs bill presentment operation ($8.0 million). Total long-term debt at quarter-end was $9.3 million. Subsequent to quarter-end, the Company repaid $30.1 million in promissory notes issued to Bell Canada.

Restructuring charge to be taken in the fourth quarter of 2004
The Company is planning a new restructuring initiative to be executed prior to year-end. This initiative is designed to continue the streamlining of the Company's organizational structure to ensure that costs remain in line with revenue going forward and is in response to an anticipated decline in eFinance revenue in 2005. Growth in certain lines of business in eFinance expected next year, which was to have mitigated the termination of certain contracts, is now lower than anticipated. The expected decline in revenue results mainly from the absence of non-core revenue associated with the termination of the Bell legacy contract, the non-renewal of certain contracts with Bell for messaging and collaboration services and of a point-of-sale contract with another client, as well as a decrease in revenue from its eLending business in the U.S. as this service moves from the development phase funded by Freddie Mac into full commercial operation.

A charge in the range of $17 million to $22 million will be taken in the fourth quarter, about three quarters of which should consist of cash charges. The charge consists principally of a reduction of headcount and the rationalization of facilities. The initiative is designed to allow the Company to sustain during 2005 the third quarter 2004 run rate for EBITDA before restructuring and other charges. Current 2004 financial targets for both EBITDA and EPS will be impacted by the new charge on a dollar-for-dollar basis. Excluding this charge, the Company remains on track to meet the current targets. Financial targets for 2005 will be issued on December 1, 2004.

Côté appointed President and CEO
Effective November 1, François Côté was appointed a Director of the Company and President and Chief Executive Officer, replacing Tony Gaffney in these three capacities. His appointment is consistent with a key strategic objective of the Company – to accelerate its momentum in electronic solutions for the health sector. Mr. Côté is also very familiar with the Company's eFinance activities where Emergis will continue to seek to rationalize its diverse portfolio with a view of enhancing the value and capabilities of these lines of business. Prior to the sale of Emergis' U.S. health operations earlier this year, François Côté was President of BCE Emergis eHealth Solutions Group (North America). He had been with Emergis since its inception in 1998, first in a senior corporate role and then as President of eHealth Solutions Group (Canada).

Conference call, webcast and supplemental financial information
The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the third quarter of 2004. To participate, interested stakeholders can dial toll-free 1 800 273-9672, and in Toronto (416) 695-5806. The third quarter 2004 news release, management's discussion and analysis, and supplemental information package are posted on www.emergis.com.

An instant replay of the conference call will be available for a week starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto (416) 695-5800. The access code is 1522711#. An archive version of the webcast will also be available starting at 10:30 a.m. today at www.emergis.com.

About BCE Emergis

BCE Emergis Inc. is a leading North American eBusiness company. Its operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing.

BCE Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, the impact of change of control following the sale by BCE Inc. of its interest in the Company, integration of past acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, the ability to protect intellectual property, infringement claims on intellectual property, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT NOVEMBER 2, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

For additional information:

Mark Boutet, Corporate Communications — (514) 868-2358
John Gutpell, Investor Relations — (514) 868-2232

BCE Emergis

Consolidated Statements of Earnings

(millions of Canadian dollars, except income (loss) per share and number of shares)	For the three month period ended September 30, 2004 (unaudited)	For the three month period ended September 30, 2003 (unaudited)	For the nine month period ended September 30, 2004 (unaudited)	For the nine month period ended September 30, 2003 (unaudited)
Revenue	48,3	69,6	172,9	216,0
Direct costs	11,7	20,4	43,7	62,8
Gross margin	36,6	49,2	129,2	153,2
Contract settlements (note 9)	-	-	13,8	-
Expenses				
Operations	11,4	19,2	51,9	66,6
Sales and marketing	5,4	6,6	18,5	24,7
Research and development, net (note 18)	8,0	8,7	27,2	25,9
General and administrative	6,3	10,4	19,8	27,6
Restructuring and other charges (note 13)	1,2	-	(2,7)	-
	32,3	44,9	114,7	144,8
Earnings before under noted items	4,3	4,3	28,3	8,4
Depreciation	3,5	3,8	9,4	10,8
Amortization of intangible assets	3,6	5,1	12,3	16,2
Interest income	(1,0)	(4,8)	(9,8)	(13,2)
Interest on long-term debt	0,9	0,9	2,1	3,1
Gain on sale of assets (notes 6 and 7)	(0,1)	-	(12,2)	-
(Gain) loss on foreign exchange	(4,4)	0,2	(0,9)	0,9
Other	(0,1)	(0,1)	(0,1)	(0,1)
Income (loss) from continuing operations before income taxes	1,9	(0,8)	27,5	(9,3)
Income taxes				
Current	0,6	1,5	1,6	2,2
Future	-	(0,4)	71,6	2,7
	0,6	1,1	73,2	4,9
Net income (loss) from continuing operations	1,3	(1,9)	(45,7)	(14,2)
Net (loss) income from discontinued operations - net of income taxes (note 11)	(2,8)	8,1	6,9	31,1
Net (loss) income	(1,5)	6,2	(38,8)	16,9
Basic income (loss) per share ($) from continuing operations	0,01	0,02 -	0,44 -	0,14 -
Basic (loss) income per share ($) from discontinued operations	0,03 -	0,08	0,07	0,30
Basic (loss) income per share ($)	(0,01)	0,06	(0,38)	0,17
Diluted income (loss) per share ($) from continuing operations	0,01	0,02 -	0,44 -	0,14 -
Diluted (loss) income per share ($) from discontinued operations	0,03 -	0,08	0,07	0,30
Diluted (loss) income per share ($)	(0,01)	0,06	0,38 -	0,17
Weighted average number of shares outstanding used in computing basic and diluted net (loss) income per share	103 391 219	102 752 341	103 311 015	102 239 248
Weighted average number of shares outstanding used in computing diluted income from continuing operations per share	103 395 204	102 752 341	103 311 015	102 239 248

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Statements of Deficit

(millions of Canadian dollars)	For the nine month period ended September 30, 2004	For the nine month period ended September 30, 2003
	(unaudited)	(unaudited)
Deficit - beginning of period	(1 176,9)	(1 080,1)
Net (loss) income	(38,8)	16,9
Deficit - end of period	(1 215,7)	(1 063,2)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Balance Sheets

(millions of Canadian dollars)	As at September 30, 2004 (unaudited)	As at December 31, 2003 (audited)
ASSETS		
Current		
Cash and cash equivalents	238,5	128,6
Accounts receivable	21,8	25,4
Future income taxes	0,2	-
Other current assets (note 18 and 19)	23,4	31,1
Current assets held for sale (note 11)	-	272,7
	283,9	457,8
Fixed assets	27,1	26,1
Intangible assets	33,2	24,2
Goodwill	47,5	38,6
Future income taxes	-	77,3
Other long-term assets	7,6	3,6
Long-term assets held for sale (note 11)	-	13,1
	399,3	640,7
LIABILITIES		
Current		
Accounts payable and accrued liabilities	84,0	144,9
Deferred revenue	6,9	27,9
Deferred credits	5,3	8,9
Current portion of long-term debt (note 10)	38,8	17,4
Current liabilities related to assets held for sale (note 11)	-	7,7
	135,0	206,8
Deferred credits and other	6,1	6,9
Future income taxes	3,8	-
Long-term debt	9,3	11,7
	154,2	225,4
SHAREHOLDERS' EQUITY		
Capital stock (note 14)	175,6	1 546,7
Contributed surplus (note 14)	1 289,2	76,8
Deficit	(1 215,7)	(1 176,9)
Foreign currency translation adjustment	(4,0)	(31,3)
	245,1	415,3
	399,3	640,7

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Statements of Cash Flows

(millions of Canadian dollars)	For the three month period ended September 30, 2004 (unaudited)	For the three month period ended September 30, 2003 (unaudited)	For the nine month period ended September 30, 2004 (unaudited)	For the nine month period ended September 30, 2003 (unaudited)
Operating activities				
Net income (loss) from continuing operations	1,3	(1,9)	(45,7)	(14,2)
Depreciation and amortization	7,1	8,9	21,7	27,0
Gain on sale of assets	(0,1)	-	(12,2)	-
Future income taxes	-	(0,4)	71,6	2,7
Non-cash foreign exchange (gain) loss on derivative financial instruments	(4,0)	-	1,0	-
Non-cash portion of restructuring and other charges	-	-	-	0,4
Non-cash stock based compensation (note 2)	-	-	0,4	-
Other	(0,1)	(1,4)	0,2	(2,7)
Changes in working capital	1,4	43,9	(61,7)	22,5
Cash flows from (used for) operating activities	5,6	49,1	(24,7)	35,7
Investing activities				
Additions to fixed and intangible assets	(2,5)	(2,1)	(10,7)	(6,1)
Acquisitions (note 12)	(0,6)	(2,6)	(22,6)	(2,6)
Cash acquired on acquisition of businesses	-	-	0,3	-
Proceeds on sale of businesses	6,4	-	326,6	-
Cash flows from (used for) investing activities	3,3	(4,7)	293,6	(8,7)
Financing activities				
Repayment of long-term debt	(3,7)	(23,4)	(16,3)	(34,5)
Issue of long term debt	1,1	-	1,1	-
Issue (reduction) of common shares	0,3	-	(148,9)	-
Cash flows used for financing activities	(2,3)	(23,4)	(164,1)	(34,5)
Foreign exchange loss on cash held in foreign currencies	(10,5)	(0,4)	(6,4)	(3,7)
Cash flows (used for) from continuing operations	(3,9)	20,6	98,4	(11,2)
Cash flows from discontinued operations (note 11)	-	3,4	2,7	31,1
Cash and cash equivalents				
(Decrease) increase	(3,9)	24,0	101,1	19,9
Balance, beginning of period	242,4	102,9	137,4	107,0
Balance, end of period (1)	238,5	126,9	238,5	126,9
Supplemental disclosure of cash flow information				
Interest paid	1,3	0,8	2,3	2,6
Income taxes paid	0,6	-	1,7	0,9
(1) Includes the following:				
Cash and cash equivalents related to:				
Continuing operations	238,5	124,3	238,5	124,3
Discontinued operations (note 11)	-	2,6	-	2,6
	238,5	126,9	238,5	126,9
Non-cash investing and financing activities				
Additions to fixed and intangible assets financed	0,3	1,0	5,0	9,3

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2004

(In millions of Canadian dollars except share data) (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2003, except as discussed below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2003 and the notes thereto in the 2003 Annual Report.

1. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of BCE Emergis have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries. Certain prior period figures have been reclassified to conform with the current period's presentation as well as presenting the US Health, eSecurity and webdoxs operations as discontinued operations.

Impairment of long-lived assets

The Canadian Institute of Chartered Accountants (CICA) issued new Handbook Section 3063, Impairment of long-lived assets. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in Section 3061, Property, plant and equipment. Effective January 1, 2004, the Company adopted the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. The adoption of this new standard did not have an impact on the consolidated financial statements.

Asset retirement obligations

Effective January 1, 2004 the Company adopted new Handbook section 3110, Asset retirement obligations. This section provides guidance on recognizing and measuring liabilities related to the legal obligations of retiring property, plant and equipment. These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is capitalized as part of the related asset and is amortized into income over time. This section is effective for fiscal years beginning on or after January 1, 2004 and the adoption of this new standard did not have an impact on the consolidated financial statements.

Hedging relationships

Effective January 1, 2004 the Company adopted Accounting Guideline 13 (AcG-13), Hedging relationships. This guideline establishes the following criteria for the application of hedge accounting in a hedging transaction:

- the nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship

- application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship

- formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment

- the derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

Disclosure required by this new accounting guideline has been provided in note 19 to the consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2004

(In millions of Canadian dollars except share data) (unaudited)

1. Summary of significant accounting policies (continued)

New accounting change

The CICA also recently made revisions to Handbook Section 3860 of the CICA Handbook, Financial Instruments – Disclosure and Presentation. This section now clarifies how to account for certain financial instruments that have liability characteristics and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities in the balance sheet. Many of these financial instruments were previously classified as equities. These revisions come into effect for fiscal years beginning on or after November 1, 2004. Management is currently evaluating the impact of these revisions on the consolidated financial statements.

2. Stock-based compensation

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applies to awards granted on or after January 1, 2002. In 2003, and in accordance with Handbook Section 3870, the Company elected to adopt the prospective application of the fair value based method for measuring the compensation cost of employee stock options granted in 2003 and beyond. As a result the Company recorded an expense of nil and $0.4 million for the three and nine-month periods ended September 30, 2004. The Company has also elected to continue to account for employee stock options granted in 2002 by measuring the compensation cost for these options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. The total number of outstanding stock options granted to employees and included in note 14 was 3,352,912 as at September 30, 2004. On July 2, 2004, following the $1.45 special cash distribution on June 30, 2004, the Company reduced the exercise price for all outstanding options by $1.47.

The following outlines the assumptions used in the Black-Scholes option-pricing model for awards granted during the period:

	For the three-month period ended September 30		For the nine-month period ended September 30	
	2004	2003	2004	2003
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	60.0%	75.0%	60.0%	75.0%
Risk-free interest rate	3.85%	3.53%	3.42%	3.88%
Expected life (years)	4	4	4	4
Weighted-average grant date fair value ($) (1)	$1.84	$3.67	$3.03	$4.16

(1): Unadjusted for the reduction of $1.47 in the exercise price as of July 2, 2004, except for the current period. The weighted-average fair value of the reduction of $1.47 amounted to $0.27 for the 1,009,265 options granted since January 1, 2003 and still outstanding as of July 2, 2004.

(In millions of Canadian dollars except share data) (unaudited)

2. Stock-based compensation (continued)

The following pro forma disclosure outlines the impact had the Company used the fair value based method of accounting for awards granted in 2002 to determine the compensation cost for the Company's stock-based employee compensation plans:

	For the three-month period ended September 30		For the nine-month period ended September 30	
	2004	2003	2004	2003
Net (loss) income, as reported ($ millions)	(1.5)	6.2	(38.8)	16.9
Adjustment to net income (loss) ($ millions)	4.0	(1.9)	1.4	(5.5)
Pro forma net income (loss) ($ millions)	2.5	4.3	(37.4)	11.4
Pro forma basic and diluted income (loss) per share ($)	0.02	0.04	(0.36)	0.11

3. Net income per share

The reconciliation of diluted income (loss) from continuing operations per share for the three and nine-month periods ended September 30, 2004 is presented below:

	For the three-month period ended September 30, 2004			For the nine-month period ended September 30, 2004		
	Net loss ($ millions) (numerator)	Number of shares (denominator)	Per share amount ($)	Net loss ($ millions) (numerator)	Number of shares (denominator)	Per share amount ($)
Net income (loss) from continuing operations attributable to common shareholders	1.3	103,391,219	0.01	(45.7)	103,311,015	(0.44)
Dilutive options		3,985			(a)	
Net income (loss) from continuing operations attributable to common shareholders and assumed conversions	1.3	103,395,204	0.01	(45.7)	103,311,015	(0.44)

(a): No dilutive effect on loss from continuing operations

The following securities were excluded from the calculation of diluted net earnings per share since the Company has a net loss or a loss from continuing operations for all the periods shown below and the average market value of the underlying shares were less than the exercise price of the securities:

(number of shares)	For the three-month period ended September 30, 2004	For the three-month period ended September 30, 2003	For the nine-month period ended September 30, 2004	For the nine-month period ended September 30, 2003
Non-dilutive options	3,348,927	6,028,505	3,340,793	5,993,354
Dilutive options	-	21,713	12,119	56,864
Common shares to be issued related to acquisitions	-	1,921,822	-	1,921,822
Warrants	9,248	650,000	9,248	650,000

(In millions of Canadian dollars except share data) (unaudited)

4. Sale of US Health operations

In December 2003, as a result of the Board of Director's approval of the Company's plan to sell its US Health operations, the Company wrote down the value of long-term assets associated with these operations by $77.3 million. For the three-months ended March 31, 2004, the Company recorded a gain on the sale of the US Health operations of $1.7 million, which was included in the net income from discontinued operations. For the three-months ended June 30, 2004, this gain was reduced by $6.5 million as a result of working capital and disposal cost adjustments related to the sale. As a final adjustment to the working capital calculation, the Company recorded in the current period an additional loss on sale of $2.8 million, for a total loss on sale of US Health operations of $7.6 million. The details of the sale are as follows:

(a) Sale of care management segment of US Health

On March 2, 2004, the Company completed the sale of 100% of the issued and outstanding shares of National Health Services (NHS), a wholly owned subsidiary of the Company, for a total cash consideration of US$10 million.

(b) Sale of preferred provider organization (PPO) segment of US Health

On December 31, 2003, the Company reached an agreement to sell the PPO operations component of its US Health operations for a total consideration of US$213 million, subject to certain closing adjustments. The sale of the PPO operations was completed on March 4, 2004 and involved the sale of the issued and outstanding shares of BCE Emergis Corporation, a wholly owned subsidiary of the Company. BCE Emergis Corporation carried on the PPO operations of the Company and also held options to purchase shares of a publicly traded company. These options remained in BCE Emergis Corporation at closing, but the sale agreement includes a price adjustment associated with the exercise of the options or the purchase of these options by a third party. These options are currently the subject of a dispute between BCE Emergis Corporation and the grantors of these options.

The purchase price is subject to adjustments following the calculation, within 120 days from the closing date, of the amount of the working capital of the PPO operations as of the closing date: any shortfall from or excess from US$19.0 million will be paid by the Company or received by the Company on a dollar-for-dollar basis. In the three-month period ended June 30, 2004, the Company recorded working capital and disposal cost adjustments of $6.5 million and a final working capital adjustment of $2.8 million in the current period, which have been included in the income statement from discontinued operations.

The Company has provided an indemnification to the buyer in the stock purchase agreement regarding the business operations of BCE Emergis Corporation which covers principally any breach of representations and warranties and any covenants in excess of US$2.0 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations for which there is no deductible and no maximum amount. The Company's representations and warranties exist for a period of no later than 18 months or 30 days after the issuance of the audited financial statements of BCE Emergis Corporation for the year ending December 31, 2004, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations. This indemnification has been reflected in Note 20 to the consolidated financial statements.

Following the completion of the sale, a subsidiary of the Company became the primary lessee under a lease which represents an obligation of US$18.3 million over the lease term. The Company has sublet, to third parties, a portion of this lease for periods up to 60 months. The remaining portion is currently being used for continuing operations.

5. Sale of eSecurity operations

On June 30, 2004, the Company sold its eSecurity operations for proceeds of $30.3 million, subject to certain closing adjustments. During the three-month period ended June 30, 2004, the Company recorded a gain on sale of the eSecurity operations of $15.4 million, which is included in income from discontinued operations.

(In millions of Canadian dollars except share data) (unaudited)

6. Sale of intangible assets

On June 30, 2004, in conjunction with the early termination of the extended exclusive distribution agreement signed in 2001 with Bell Canada, the Company sold the intangible assets used to service this product for proceeds of $10.3 million. During the three-month period ended June 30, 2004, the Company recorded a gain on the sale of these assets in the amount of $10.3 million which is included in income from continuing operations.

7. Sale of BCE Emergis Systems Inc.

On May 28, 2004, the Company completed the sale of 100% of the issued and outstanding shares of BCE Emergis Systems Inc., a wholly owned US subsidiary of the Company, which carried on the legacy messaging and translation services as part of the messaging and collaboration operations, for a total cash consideration of US$0.8 million ($1.3 million). During the three-month period ended June 30, 2004, the Company recorded a gain on sale of $1.3 million which is included in income from continuing operations.

8. Sale of webdoxs operations

On July 7, 2004 the Company sold its webdoxs operations for a total consideration of $14.5 million, resulting in a nil gain on sale. The Company received $8.0 million at closing. The remaining amounts are receivable in three instalments: $1.5 million on December 31, 2004, $2.5 million respectively in December 2007 and 2008. These remaining balances included in short and long term other assets, bear interest at prime plus 1%.

9. Contract settlements

On April 13, 2004 the Company received US$8.8 million ($11.5 million) in settlement of a dispute relating to a distribution agreement with a technology provider in connection with a product that the Company no longer markets. An amount of $9.1 million related to the settlement of the contract, with the balance related to outstanding commissions receivable and repayment of 2004 legal costs incurred by the Company, was recorded in the three-month period ended June 30, 2004.

On May 6, 2004 the Company entered into an agreement with Bell Canada for the early termination of the extended exclusive distribution agreement signed in 2001. An amount of $4.7 million related to the settlement of the contract was recorded in the three-month period ended June 30, 2004.

10. Promissory note

On June 30, 2004, in conjunction with the early termination of the extended exclusive distribution agreement signed in 2001 with Bell Canada, the Company had issued a promissory note to Bell Canada in the amount of $25.0 million. On July 31, 2004, an agreed amount of $5.1 million was added to the promissory note to reflect the transfer of the remaining accounts payable balance as at June 30, 2004 that related to this termination. These amounts were previously included in accounts payable and accrued liabilities. This promissory note did not bear any interest until maturity, which was October 1, 2004. The promissory note was paid on October 1, 2004.

(In millions of Canadian dollars except share data) (unaudited)

11. Discontinued operations and assets held for sale

On December 31, 2003, the Board of Directors approved the Company's plan to sell its US Health operations. The US Health operations included the preferred provider organization (PPO) segment and the care management segment which were part of the eHealth Solutions customer segment. The Company completed the sale of the PPO segment and the care management segment of its US Health operations in March 2004. Additionally, on June 30, 2004, the Company completed the sale of its eSecurity operations and on July 7, 2004 the Company completed the sale of the webdoxs operations. The eSecurity and webdoxs operations were originally part of the eFinance customer segment. Accordingly, the results of operations, cash flows and financial position of the US Health, eSecurity, and webdoxs operations have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations as a single line item in the interim consolidated financial statements.

The results of discontinued operations presented in the accompanying interim consolidated statements of earnings, were as follows:

	For the three-month period ended September 30, 2004				For the three-month period ended September 30, 2003			
	US Health	eSecurity	webdoxs	TOTAL	US Health	eSecurity	webdoxs	TOTAL
Revenue	-	-	-	-	39.2	7.7	0.7	47.6
Direct costs	-	-	-	-	4.3	0.4	0.4	5.1
Gross margin	-	-	-	-	34.9	7.3	0.3	42.5
Expenses								
Operations	-	-	-	-	15.2	2.1	0.4	17.7
Sales and marketing	-	-	-	-	1.9	0.6	0.5	3.0
Research and development, net	-	-	-	-	1.6	1.6	0.4	3.6
General and administrative	-	-	-	-	2.3	-	-	2.3
	-	-	-	-	21.0	4.3	1.3	26.6
Earnings (loss) before under noted items	-	-	-	-	13.9	3.0	(1.0)	15.9
Depreciation	-	-	-	-	0.7	0.9	-	1.6
Amortization of intangible assets	-	-	-	-	0.5	0.3	1.6	2.4
Interest income	-	-	-	-	-	-	-	-
Interest on long-term debt	-	-	-	-	(0.1)	-	-	(0.1)
Gain on sale of other assets	-	-	-	-	-	-	-	-
Loss (gain) on sale of assets held for sale	2.8	-	-	2.8	-	-	-	-
Other	-	-	- -		0.1	-	-	0.1
(Loss) income before income taxes	(2.8)	-	-	(2.8)	12.7	1.8	(2.6)	11.9
Income taxes								
Current	-	-	-	-	2.9	-	-	2.9
Future	-	-	-	-	0.3	0.6	-	0.9
	-	-	-	-	3.2	0.6	-	3.8
(Loss) income from discontinued operations	(2.8)	-	-	(2.8)	9.5	1.2	(2.6)	8.1

(In millions of Canadian dollars except share data) (unaudited)

11. Discontinued operations and assets held for sale (continued)

	For the nine-month period ended September 30, 2004				For the nine-month period ended September 30, 2003			
	US Health	eSecurity	webdoxs	TOTAL	US Health	eSecurity	webdoxs	TOTAL
Revenue	25.4	16.1	1.4	42.9	126.1	21.2	2.0	149.3
Direct costs	3.0	2.0	0.9	5.9	12.5	1.9	1.0	15.4
Gross margin	22.4	14.1	0.5	37.0	113.6	19.3	1.0	133.9
Expenses								
Operations	10.8	4.5	0.9	16.2	48.2	5.0	1.4	54.6
Sales and marketing	1.5	1.4	0.6	3.5	6.1	1.2	1.6	8.9
Research and development, net	1.3	3.0	(0.2)	4.1	5.2	3.8	1.4	10.4
General and administrative	3.6	0.1	-	3.7	10.0	-	-	10.0
	17.2	9.0	1.3	27.5	69.5	10.0	4.4	83.9
Eamings (loss) before under noted items	5.2	5.1	(0.8)	9.5	44.1	9.3	(3.4)	50.0
Depreciation	0.4	1.9	0.2	2.5	3.1	2.5	0.1	5.7
Amortization of intangible assets	0.3	0.7	1.1	2.1	1.7	0.9	4.7	7.3
Interest income	-	-	-	-	(0.1)	-	-	(0.1)
Interest on long-term debt	0.1	-	-	0.1	-	-	-	-
Gain on sale of other assets	-	-	-	-	(1.2)	-	-	(1.2)
Loss (gain) on sale of assets held for sale	7.6	(15.4)	-	(7.8)	-	-	-	-
Other	-	-	-	-	(0.1)	-	-	(0.1)
(Loss) income before income taxes	(3.2)	17.9	(2.1)	12.6	40.7	5.9	(8.2)	38.4
Income taxes (recovery)								
Current	0.1	-	-	0.1	3.8	-	-	3.8
Future	(0.5)	6.1	-	5.6	1.5	2.0	-	3.5
	(0.4)	6.1	-	5.7	5.3	2.0	-	7.3
Income (loss) from discontinued operations	(2.8)	11.8	(2.1)	6.9	35.4	3.9	(8.2)	31.1

(In millions of Canadian dollars except share data) (unaudited)

11. Discontinued operations and assets held for sale (continued)

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

	For the three-month period ended September 30		For the nine-month period ended September 30	
	2004	2003	2004	2003
Operating activities	-	6.4	6.1	38.1
Investing activities	-	(2.5)	(1.8)	(2.7)
Financing activities	-	(0.7)	(1.7)	(2.3)
Foreign exchange gain (loss) on cash held in foreign currencies	-	0.2	0.1	(2.0)
Cash flows from discontinued operations	-	3.4	2.7	31.1

The assets and liabilities have been segregated in the accompanying interim consolidated balance sheets and are reported as current and long-term "Assets held for sale" and current and long-term "Liabilities related to assets held for sale".

The assets and related liabilities held for sale were as follows:

	As at September 30 2004	As at December 31 2003
ASSETS		
Current		
Cash and cash equivalents	-	8.8
Accounts receivable	-	28.5
Future income taxes	-	36.6
Fixed assets	-	14.0
Intangible assets	-	4.8
Goodwill	-	154.7
Other current assets	-	52.1
Less: write-down related to assets held for sale	-	(26.8)
		272.7
Intangible assets		13.1
	-	285.8
LIABILITIES		
Current		
Accounts payable and accrued liabilities	-	6.4
Deferred revenue	-	0.8
Current portion of long-term debt	-	0.5
	-	7.7
SHAREHOLDERS' EQUITY		
Capital Stock (a)	-	10.1
	-	10.1

(a) As a result of the Company's sale of its US Health Operations, the final instalment of $10.1 million payable in June 2004 relating to its acquisition of Associates for HealthCare in June 2001 was no longer an obligation of the Company.

(In millions of Canadian dollars except share data) (unaudited)

12. Acquisitions

WARE Solutions Corporation

On January 15, 2004, the Company acquired all the issued and outstanding shares of WARE Solutions Corporation for cash consideration of $5.0 million. The Company also incurred transaction costs in the amount of $0.3 million in connection with the acquisition, relating mostly to professional fees. WARE Solutions Corporation offers web-based practice management software to health care providers, as well as claims processing and adjudication systems to payor organizations. The transaction was accounted for using the purchase method.

The results of operations of WARE Solutions Corporation have been included in the Company's results since January 15, 2004, the date of acquisition.

The total purchase price of the acquisition was $5.3 million and was preliminarily allocated as follows:

Purchase price allocation	$
Current assets	0.7
Fixed assets	0.1
Current liabilities	(0.3)
Deferred revenues	(0.3)
Long-term liabilities	(1.7)
Allocation of excess of purchase price:	
Acquired technologies	6.8
Cost of acquisition	5.3

The Company expects to finalize the purchase price allocation during 2004.

Gestion InfoPharm Inc.

On March 19, 2004, the Company acquired all the issued and outstanding shares of Gestion InfoPharm Inc. for cash consideration of $12.4 million and a holdback of $1.5 million payable in March 2005. The Company also incurred transaction costs in the amount of $0.5 million in connection with the acquisition, relating mostly to professional fees. Gestion InfoPharm specializes in the design, development and marketing of dispensary and point-of-sales software solutions customized for pharmacies. The transaction was accounted for using the purchase method.

The results of operations of Gestion InfoPharm have been included in the Company's results since March 19, 2004, the date of acquisition.

The total purchase price of the acquisition was $14.4 million and was preliminarily allocated as follows:

Purchase price allocation	$
Current assets	3.0
Fixed assets	1.8
Intangible assets	0.3
Current liabilities	(0.8)
Deferred revenue	(1.7)
Long-term liabilities	(1.1)
Allocation of excess of purchase price:	
Customer relationship	6.5
Goodwill	6.4
Cost of acquisition	14.4

The Company expects to finalize the purchase price allocation during 2004.

(In millions of Canadian dollars except share data) (unaudited)

12. Acquisitions (continued)

Tri-Comp Systems Ltd.

On March 22, 2004, the Company acquired all the issued and outstanding shares of Tri-Comp Systems Ltd. for cash consideration of $4.5 million. The Company also incurred transaction costs in the amount of $0.4 million in connection with the acquisition, relating mostly to professional fees. Tri-Comp Systems provides management software and point of sale systems to pharmacies. The transaction was accounted for using the purchase method.

The results of operations of Tri-Comp Systems have been included in the Company's results since March 1, 2004, the effective date of the acquisition.

The total purchase price of the acquisition was $4.9 million and was preliminarily allocated as follows:

Purchase price allocation	$
Current assets	1.2
Fixed assets	0.1
Intangible assets	0.6
Current liabilities	(0.6)
Deferred revenue	(0.5)
Long-term liabilities	(0.3)
Allocation of excess of purchase price	
Customer relationship	1.6
Goodwill	2.8
Cost of acquisition	4.9

The Company expects to finalize the purchase price allocation during 2004.

13. Restructuring and other charges

In December 2003, the Board of Directors approved the Company's plan to sell its US Health operations. As a result of this approval, the Company developed a restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in a pre-tax charge of $38.2 million for the year ended December 31, 2003. The charge included cash restructuring charges totalling $22.1 million for employee severance and other employee costs, and asset write-downs totalling $16.1 million. During the three-month period ended March 31, 2004 the Company completed the sale of its US Health operations and consequently experienced delays in executing the restructuring program developed in 2003. As a result, the Company reduced the restructuring charge relating to employee severance and other employee related costs by $6.3 million for the three-month period ended March 31, 2004. The Company continued the execution of its restructuring program and recorded $2.4 million and $1.2 million during the three-month periods ended June and September 30, 2004, respectively, related to employee severance and other related costs.

The balance of the restructuring provision as at December 31, 2003 was $20.8 million. During the first quarter of 2004 the Company reduced the restructuring charge by $6.3 million and disbursed $3.6 million relating to employee severance and other employee costs. During the second quarter and third quarter of 2004, the Company increased the restructuring charges by $2.4 million and $1.2 million, respectively, and disbursed $5.8 million and $4.6 million, respectively, relating to employee severance and other employee costs. As at September 30, 2004, the unpaid restructuring payable balance was $4.1 million and is included in accounts payable and accrued liabilities.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2004

(In millions of Canadian dollars except share data) (unaudited)

14. Equity components

The stated capital stock as at September 30, 2004 is detailed as follows:

	Number of shares	Issued and fully paid $	Not issued and not fully paid $	Options issued as part of acquisition $	TOTAL $
Balance at January 1, 2004	103,216,870	1,533.0	11.6	2.1	1,546.7
Issue of common shares (a)	19,067	-	-	-	-
Issue of common shares (b)	199,692	1.0	-	-	1.0
Issue of common shares (c)	-	-	(11.6)	-	(11.6)
Special cash distribution (d)	-	(150.0)	-	-	(150.0)
Reduction of stated capital (e)	-	(1,210.0)	-	-	(1,210.0)
Impact of the exercise of options issued as part of the acquisition of BCE Emergis Technologies	-	1.6	-	(2.1)	(0.5)
Balance at September 30, 2004	103,435,629	175.6	-	-	175.6

Contributed surplus	$
Balance at January 1, 2004	76.8
Amount related to the AHC acquisition (c)	1.5
Reduction of stated capital (e)	1,210.0
Amount related to stock based compensation (f)	0.4
Impact of the exercise of options issued as part of the acquisition of BCE Emergis Technologies	0.5
Balance at September 30, 2004	1,289.2

(a) 19,067 stock options were exercised to purchase 19,067 common shares for cash consideration of $14 thousand.

(b) 199,692 treasury common shares were issued to the Company's employees as part of an employee share purchase plan.

(c) In the first quarter the Company paid US$0.8 million ($1.1 million) representing the final payment of the third instalment and extinguished the remaining amount payable of $10.1 million under the fourth instalment of the purchase price for the acquisition of Associates for HealthCare of June 2001 as this was no longer an obligation of the Company following the sale of the US Health operations. An amount of $1.5 million representing the differential between the share value in the first quarter and the estimated share value at June 28, 2001 was attributed to contributed surplus.

(d) On June 30, 2004 the Company paid special cash distribution of $150 million, representing a reduction in the stated capital of common shares, to shareholders of record on June 25, 2004.

(e) On June 30, 2004, the Company also completed a second reduction of the stated capital of common shares in the amount of 1.21 billion. This amount was attributed to contributed surplus.

(f) During the year the Company expensed $0.4 million relating to stock options (note 2). This amount was attributed to contributed surplus.

(In millions of Canadian dollars except share data) (unaudited)

14. Equity components (continued)

Stock option plans	Options
Stock option plans for common shares at prices ranging from $0.44 to $115.53 per share and expiry dates up to 2011	3,352,912

Warrants:
From time to time, the Company enters into formal business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners may acquire warrants to purchase shares of the Company.

The following table summarizes warrant activity:

	Number of warrants outstanding (1)	Number of warrants exercisable (1)	Exercise price of warrants exercisable ($)
Outstanding – January 1, 2004	650,000	300,000	47.24
Expired		(300,000)	(47.24)
Outstanding – September 30, 2004	350,000	9,248	5.78

(1) Warrants are convertible into common shares of the Company on a 1:1 basis.

The warrants expire on December 31, 2006. No amount has been recorded in the financial statements as a result of these arrangements.

(In millions of Canadian dollars except share data) (unaudited)

15. Operating segment information

In December 2003, the Board of Directors approved the Company's plan to sell its US Health operations. Additionally, in June 2004 and July 2004, the Company completed the sale of its eSecurity and webdoxs operations, respectively. Accordingly, the Company has classified the US Health, eSecurity, and webdoxs operations as discontinued operations. The US Health operations were originally part of the eHealth segment and the eSecurity and webdoxs operations were originally part of the eFinance segment.

Additionally, as of January 1, 2004 the Company modified its corporate structure to separately disclose non-core operations which were originally included in the eFinance and eHealth segments. The non-core operations include the three-year distribution agreement with Bell Canada for legacy products extended in September 2001 and subsequently terminated in June 2004, as well as other non-core and exited products. The Company has restated comparative results to reflect this change.

The following table shows the activities of each of the segments excluding the US Health, eSecurity, and webdoxs operations:

For the three-month period ended September 30 ($)

	eFinance segment		eHealth segment		Non-core segment		Other non-allocated		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues	29.5	30.5	18.8	13.1	-	26.0	-	-	48.3	69.6
Direct costs	6.7	6.3	5.0	3.7	-	10.4	-	-	11.7	20.4
Gross margin	22.8	24.2	13.8	9.4	-	15.6	-	-	36.6	49.2
***EBITDA* (1)**	3.0	(1.4)	2.5	1.5	-	4.2	(1.2)	-	4.3	4.3
Goodwill as at September 30	14.6	15.5	32.9	23.7	-	-	-	-	47.5	39.2

For the nine-month period ended September 30 ($)

	eFinance segment		eHealth segment		Non-core segment		Other non-allocated		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues	82.4	90.4	50.9	41.8	39.6	83.8	-	-	172.9	216.0
Direct costs	15.5	18.8	12.3	11.2	15.9	32.8	-	-	43.7	62.8
Gross margin	66.9	71.6	38.6	30.6	23.7	51.0	-	-	129.2	153.2
***EBITDA* (1)**	7.0	(9.5)	7.2	4.5	11.4	13.4	2.7	-	28.3	8.4
Goodwill as at September 30	14.6	15.5	32.9	23.7	-	-	-	-	47.5	39.2

(1) The term *EBITDA* (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as earnings before depreciation, amortization of intangible assets, interest, loss or gain on foreign exchange, other income and expenses, and income taxes. *EBITDA* is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before under noted items" in the financial statements.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

All of the Company's business units share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by business unit. In addition, the asset allocation is not used by the Company in its management reporting for decision-making purposes.

(In millions of Canadian dollars except share data) (unaudited)

15. Operating segment information (continued)

Geographic information

The following table sets out certain geographical information relative to the Company excluding the US Health, eSecurity, and webdoxs operations:

	For the three-month period ended September 30		For the nine-month period ended September 30	
Revenue ($)	**2004**	**2003**	**2004**	**2003**
Canada	38.4	57.3	141.1	178.2
United States	9.9	12.3	31.8	37.8
Total	**48.3**	**69.6**	**172.9**	**216.0**

16. Related party information

On June 16, 2004 BCE Inc. completed the sale of its ownership interest in the Company. As a result, BCE Inc. and its subsidiaries are no longer related parties to the Company. The following transactions occurred in the normal course of operations with BCE Inc., the former parent company, and other companies in the BCE group subject to common control during the respective periods and were measured at the exchange value, which is the amount established and agreed to by the related parties:

	For the three-month period ended September 30 $		For the nine-month period ended September 30 $	
	2004	**2003**	**2004**	**2003**
Revenue [(a)]	-	19.5	25.9	69.5
Direct costs	-	15.9	22.4	49.2
Expenses	-	12.9	18.3	41.2
Interest income	-	4.6	6.4	11.9

[(a)] Includes services for resale to third parties and for internal use.

As part of the extended exclusive distribution agreement signed in 2001 with Bell Canada and subsequently terminated in June 2004, the Company derives revenue from Bell Canada (included in the related party amount) and directly from other customers with Bell Canada acting as a distribution agent (excluded from the related party amount). Included in related party revenue is the amount derived directly from Bell Canada in the amount of nil ($6.8 million) and $7.6 million ($31.2 million) for the three and nine-month periods ended September 30, 2004 (2003), respectively. Under the distribution agreement the amount derived from other customers with Bell Canada acting as a distribution agent is nil ($17.4 million) and $24.3 million ($43.9 million) for the three and nine-month periods ended September 30, 2004 (2003) and are excluded from the related party amount.

Included in direct costs and expenses is nil ($20.2 million) and $26.4 million ($62.7 million) for the three and nine-month periods ended September 30, 2004 (2003) related to the extended service agreement signed with BCE Nexxia in 2001 and subsequently terminated in June 2004, which includes costs related to the agency revenue.

(In millions of Canadian dollars except share data) (unaudited)

16. Related party information (continued)

The balance sheet includes the following balances with BCE Inc. and other companies in the BCE group subject to common control until June 16, 2004:

	As at September 30, 2004	As at December 31, 2003
Accounts receivable	-	10.1
Other current assets	-	16.0
Accounts payable and accrued liabilities	-	58.5
Deferred revenue	-	5.0

Tax loss monetization structure

As part of a tax loss consolidation arrangement, which was terminated on May 31, 2004, the Company recorded interest income of nil ($14.0 million) and $21.7 million ($38.1 million) for the three and nine-month periods ended September 30, 2004 (2003). The Company also incurred interest expense of nil ($9.7 million) and $15.3 million ($26.5 million) for the three and nine-month periods ended September 30, 2004 (2003). For income tax purposes, the nil ($14.0 million) and $21.7 million ($38.1 million) in interest income for the three and nine-month periods ended September 30, 2004 (2003) increase the taxable income of the Company and accelerate the use of the Company's tax attributes resulting in nil ($4.4 million) and $7.5 million ($12.0 million) reductions in future income tax assets in Canada for the three and nine-month periods ended September 30, 2004 (2003), respectively.

The net interest amounts of nil ($4.3 million) and $6.4 million ($11.6 million) for the three and nine-month periods ended September 30, 2004 (2003) have been recorded as interest income.

The capital arrangements associated with the tax structure were initiated by the Company with a temporary loan of $1.0 billion from its banker. The funds were then advanced to Bell Canada through a subordinated demand loan bearing interest at a rate of 5.235% since January 1, 2004. The loan was unsecured and subordinated, was payable on demand and was repayable at any time.

A wholly owned subsidiary of the Company had issued preferred shares to Bell Canada in exchange for $1.0 billion in cash. The preferred shares were non-voting, cumulative, redeemable and retractable at any time. The dividend rate was 3.697% per annum since January 1, 2004. The interest rate on the loan to Bell Canada and the dividend rate on the preferred shares were reset at the beginning of each year. The wholly owned subsidiary had loaned the preferred share issue proceeds of $1.0 billion to its parent company, on an interest-free basis. This loan was payable on demand and was repayable at any time. The Company then repaid the temporary loan of $1.0 billion to its banker. Either party was entitled to terminate these agreements at any time. In addition, the arrangement was to be terminated in the event BCE was no longer the controlling shareholder of the Company. This arrangement was, therefore, terminated on May 31, 2004 as a result of BCE's decision to sell its ownership interest in the Company.

The Company had the legal right to offset the demand loan receivable from Bell Canada against the preferred shares issued to Bell Canada. This arrangement was terminated through the exercise of legal rights of offset on May 31, 2004. As a result, these items, as well as the related interest income and interest expense representing the dividend payable on the preferred shares have been presented on a net basis.

(In millions of Canadian dollars except share data) (unaudited)

17. Income taxes

During the three-month period ended June 30, 2004 the Company recorded a valuation allowance of $56.0 million against the future income tax assets of its continuing Canadian operations. This valuation allowance was required due to the Company's assessment that the future income tax assets are no longer "more likely than not" to be realized given the uncertainty surrounding the Company's ability to generate sufficient taxable income after the termination of the tax loss monetization arrangement between the Company and Bell Canada on May 31, 2004.

18. Government assistance

During the three-month period ended June 30, 2004 the Company became eligible to receive a retroactive tax credit in the amount of $1.8 million from Investissement Québec relating to the period from June 23, 2003 to June 30, 2004. During the current period, the Company recorded $0.4 million related to this investment tax credit. This credit is with respect to the relocation of the Company's corporate head office to the Carrefour de la Nouvelle Technologie in Longueuil, Quebec. This credit reduces salaries for full-time employees performing specified, qualifying activities. This amount has been recorded as a reduction of research and development expenses in the statement of earnings and has been classified under other current assets on the balance sheet. This amount is to be received by June 2005.

19. Derivative financial instruments

The Company periodically uses derivative instruments to manage its exposure to foreign currency risk. The Company does not use derivative instruments for speculative purposes. The Company does not trade actively in derivative instruments, and therefore, is not exposed to any significant liquidity risks relating to them.

The following derivative instruments were outstanding at September 30, 2004

- currency forward contracts relating mainly to a net investment in a foreign subsidiary

At September 30, 2004, principal amounts to be received under currency contracts are $32.9 million, whereas principal amounts to be paid under these contracts are US$25.0 million.

The carrying value of all financial instruments approximates fair value other than the financial instrument related to the options currently held in a public company by our former U.S. Health subsidiary, which are carried at a cost of approximately $10.0 million and for which the fair market currently is non-determinable. These options are currently the subject of a dispute between BCE Emergis Corporation and the grantors of these options.

(In millions of Canadian dollars except share data) (unaudited)

20. Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of an indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, the sale of services and licenses.

These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property rights infringement, valuation differences, claims that may arise while providing services, or as a result of third party claims that may be suffered by the counterparties.

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for the resolution of contingent liabilities of the disposed businesses or assets or the reassessment of prior tax filings of the corporations carrying on the business. The term and amount of such indemnifications will generally be limited by the agreement. The maximum potential exposure, under these guarantees represented a cumulative amount of approximately $162.3 million as at September 30, 2004, except for guarantees relating to tax liabilities and certain other representations for which there is no maximum amount. However, based on the Company's current risk assessment, the Company believes that any potential payment should not be significant.

In the context of the sale of services and licenses, the Company typically agrees to compensate the counterparty for costs incurred as a result of third party claims or damages that may be suffered by the counterparty as a consequence of breach of the agreement. The term of these indemnification agreements vary depending upon the agreement. The nature of such indemnification agreements prevent the Company from making a reasonable estimate of the maximum potential amounts that the Company could be required to pay to the counterparties. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnification agreements.

21. Subsequent event

On November 1, 2004 our Board of Directors authorized the Company to proceed with a restructuring plan involving principally a reduction of headcount and rationalization of facilities, which is designed to continue the streamlining of the Company's organizational structure to ensure that costs remain in line with revenue. The plan should be substantially complete by the end of 2004. A restructuring charge of between $17.0 million and $22.0 million, approximately three quarters of which should consist of cash charges, is expected to be taken in the fourth quarter of 2004.

Management's discussion and analysis of financial condition and results of operations for the three months and nine months ended September 30, 2004

Management's discussion and analysis (MD&A) provides a review of the performance of our Company and should be read in conjunction with the *unaudited Consolidated financial statements* and notes thereto for the third quarter of 2004 and 2003, with the MD&A in the 2003 Annual Report including the section on risks and uncertainties, with the *audited Consolidated financial statements* for 2003 and notes thereto in the 2003 Annual Report and on SEDAR at www.sedar.com. The risk factors set out in the MD&A in our 2003 Annual Report filed with Canadian regulatory authorities are herein incorporated by reference and remain substantially unchanged.

We prepare our *financial statements* in accordance with Canadian generally accepted accounting principles. All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our" or the "Company" we mean BCE Emergis Inc. and its subsidiaries.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this MD&A, elsewhere in the 2003 Annual Report, in various filings with Canadian regulators, in reports to shareholders and in other communications, are forward-looking within the meaning of certain securities laws, and are subject to important risks, uncertainties and assumptions. These forward-looking statements include, among others, statements with respect to our objectives and the strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking statements. The forward-looking statements in this MD&A describe our expectations as of November 1, 2004.

Certain statements made in this MD&A are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of our U.S.-based operations, integration of past acquisitions, failure or material change in our strategic relationships, including our relationship with Bell Canada, the impact of the change of control following the sale by BCE Inc. ("BCE") of its interest in the Company, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect our intellectual property, infringement claims on our intellectual property, integrity of public key cryptography technology, and industry and government regulation.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us, or on our behalf.

Non-GAAP Financial Measures

EBITDA: The term *EBITDA* (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other issuers. We define it as earnings before depreciation, amortization of intangible assets, interest, loss or gain on foreign exchange, other income and expenses, and income taxes. *EBITDA* is presented on a basis that is consistent from period to period. It agrees, on a consolidated basis, with the amount disclosed as "Earnings before under-noted items" in the financial statements.

We believe *EBITDA* to be an important measuring tool, as it allows us to assess the operating performance of our on-going businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on the accounting methods and assumptions that companies use, as well as non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use *EBITDA* in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations. The following table reconciles *EBITDA* excluding restructuring and other charges to income (loss) from continuing operations before income taxes:

	Three months ended September 30		**Nine months ended September 30**	
($ millions)	**2004**	**2003**	**2004**	**2003**
EBITDA excluding restructuring and other charges	5.5	4.3	25.6	8.4
Restructuring and other charges (reversal)	1.2	-	(2.7)	-
EBITDA[1]	4.3	4.3	28.3	8.4
Depreciation	3.5	3.8	9.4	10.8
Amortization of intangible assets	3.6	5.1	12.3	16.2
Interest income	(1.0)	(4.8)	(9.8)	(13.2)
Interest on long-term debt	0.9	0.9	2.1	3.1
Gain on the sale of assets	(0.1)	-	(12.2)	-
Loss (gain) on foreign exchange	(4.4)	0.2	(0.9)	0.9
Other income	(0.1)	(0.1)	(0.1)	(0.1)
Income (loss) from continuing operations before income taxes	**1.9**	**(0.8)**	**27.5**	**(9.3)**

[1] It agrees, on a consolidated basis, with the amount disclosed as "Earnings before under-noted items" in the financial statements.

NET INCOME (LOSS) FROM CONTINUING OPERATIONS EXCLUDING RESTRUCTURING AND OTHER CHARGES: The following table reconciles our net income (loss) from continuing operations excluding restructuring and other charges, to our net income (loss):

	Three months ended September 30		Nine months ended September 30	
($ millions)	**2004**	**2003**	**2004**	**2003**
Net income (loss) from continuing operations excluding restructuring and other charges and write-down on future income tax assets	2.5	(1.9)	7.6	(14.2)
Restructuring and other charges	1.2	-	(2.7)	-
Write-down of future income tax assets	-	-	56.0	-
Net income (loss) from continuing operations	**1.3**	**(1.9)**	**(45.7)**	**(14.2)**

OVERVIEW

Consolidated statements of earnings

Three months ended September 30, 2004 compared to the three months ended September 30, 2003

- Total revenue was $48.3 million in 2004 compared to $69.6 million in 2003 ($4.7 million increase in core revenue and a $26.0 million decrease in non-core revenue).
- Total core revenue was $48.3 million in 2004 compared to $43.6 million in 2003 (15% increase in core recurring revenue and 6% decrease in core non-recurring revenue).
- eHealth business segment revenue totalled $18.8 million in 2004 compared to $13.1 million in 2003
- eFinance business segment revenue totalled $29.5 million in 2004 compared to $30.5 million in 2003
- 21% of total revenue was U.S.-sourced in 2004 compared to 18% in 2003.
- *EBITDA*, excluding restructuring and other charges, was $5.5 million in 2004 compared to $4.3 million in 2003.
- Net gain on foreign exchange was $4.4 million in 2004 compared to a loss of $0.2 million in 2003.
- Net income from continuing operations was $1.3 million or $0.01 per share in 2004 compared to a loss of $(1.9) million or $(0. 02) per share in 2003.
- Net income from continuing operations, excluding restructuring and other charges was $2.5 million or $0.02 per share in 2004 compared to a loss of $(1.9) million or $(0. 02) per share in 2003.
- Net loss from discontinued operations was $(2.8) million in 2004 compared to net income of $8.1 million in 2003.
- Net loss was $(1.5) million or $(0.01) per share in 2004 compared to net income of $6.2 million or $0.06 per share in 2003.

Nine months ended September 30, 2004 compared to the nine months ended September 30, 2003

- Total revenue was $172.9 million in 2004 compared to $216.0 million in 2003 ($1.1 million increase in core revenue and $44.2 million decrease in non-core revenue).
- Core revenue totalled $133.3 million in 2004 compared to $132.2 million in 2003 (a 5% increase in core recurring revenue and a 13% decrease in core non-recurring revenue).
- eHealth business segment revenue totalled $50.9 million in 2004 compared to $41.8 million in 2003.
- eFinance business segment revenue totalled $82.4 million in 2004 compared to $90.4 million in 2003.
- 18% of total revenue was U.S.-sourced in both 2004 and 2003.
- Contract settlements of $13.8 million were received in 2004.
- *EBITDA* was $28.3 million in 2004 compared to $8.4 million in 2003.
- *EBITDA*, excluding the net reversal of restructuring and other charges, was $25.6 million in 2004 compared to $8.4 million in 2003.
- Net gain on foreign exchange of $0.9 million was in 2004 compared to a loss of $0.9 million in 2003.
- A write-down of $56.0 million in future income tax assets was taken in 2004.
- Net loss from continuing operations was $(45.7) million or $(0.44) per share in 2004 compared to $(14.2) million or $(0.14) per share in 2003.
- Net income from continuing operations, excluding the net reversal in restructuring and other charges and the write-down of future income tax assets, was $7.6 million or $0.08 per share in 2004 compared to a loss of $(14.2) million or $(0.14) per share in 2003.
- Net income from discontinued operations was $6.9 million in 2004 compared to $31.1 million in 2003.
- Net loss was $(38.8) million or $(0.38) per share in 2004 compared to net income of $16.9 million or $0.17 per share in 2003.

Consolidated balance sheets

September 30, 2004 compared to December 31, 2003

- Cash and temporary cash investments increased by $109.9 million.
- The current portion of long-term debt increased by $21.4 million due to a promissory note of $30.1 million to Bell Canada, which was payable in October 2004.
- Foreign currency translation adjustment increased by $27.3 million as a result of the sale of our U.S. eHealth operations.
- Stated capital decreased by $150.0 million due to a special cash distribution to shareholders and to an additional $1.21 billion reduction, which increased contributed surplus.

Consolidated statements of cash flows

Three months ended September 30, 2004 compared to the three months ended September 30, 2003

- Cash flows from operating activities decreased by $43.5 million
- Cash flows used for continuing operations increased by $24.5 million

Nine months ended September 30, 2004 compared to the nine months ended September 30, 2003

- Cash flows from operating activities decreased by $60.4 million.
- Cash flows from continuing operations increased by $109.6 million.

Corporate highlights

New President and Chief Executive Officer – On November 1, 2004, Mr. François Côté was appointed President and Chief Executive Officer and a Director, replacing Mr. Tony Gaffney.

Sale of U.S. Health operations - The sale agreement for our preferred provider organization (PPO) contained price adjustment clauses related to the level of working capital at closing of the transaction. As at September 30, 2004, we had completed the working capital calculation, which resulted in a further downward adjustment in the sale price of $2.8 million. This adjustment is reported as a loss on disposition of discontinued operations. Our PPO operations were carried out by a wholly owned subsidiary, BCE Emergis Corporation, which also holds options to purchase shares of a publicly traded company. These options remained in BCE Emergis Corporation at closing, but the sale agreement included a price adjustment associated with the exercise of these options or their purchase by a third party. These options are currently the subject of a dispute between BCE Emergis Corporation and the grantors of these options.

Sale of webdoxs operations - On July 7, 2004, we sold our webdoxs bill presentment service to EPO Inc., a subsidiary of Canada Post Corporation, for total consideration of $14.5 million. This consideration equalled the accounting value of our webdoxs operations and the disposal costs related to that sale. We received $8.0 million at closing. The remaining balance is payable in three instalments: $1.5 million on December 31, 2004, $2.5 million on December 31, 2007, and $2.5 million on December 31, 2008, and bears interest at prime plus 1%. We have reclassified our webdoxs operations as a discontinued operation for preceding periods.

As part of the transaction, e-route (a subsidiary of BCE Emergis) has assigned and amended its services agreement with BCE Emergis to EPO Inc. Under that agreement, we will continue to provide services to EPO Inc. to support the webdoxs operations for a maximum of eighteen months after closing at fees set forth in the agreement. Certain assets related to the webdoxs operations will be transferred to EPO Inc. at the end of the service agreement.

Restructuring and other charges

On December 31, 2003, we undertook a streamlining program of our operations. As at June 30, 2004, we had an unpaid restructuring balance of $7.5 million. During the third quarter of 2004, we increased the charges by $1.2 million and paid $4.6 million of these charges. As at September 30, 2004, the unpaid restructuring charges, included in accounts payable and accrued liabilities, represented $4.1 million. This amount, together with the restructuring charge taken in the second quarter of 2004, partially offsets the reversal of $6.3 million taken in the first quarter of 2004. It is expected that other charges will be incurred in the fourth quarter, which will offset the remaining net reversal of the restructuring and other charges.

On November 1, 2004 our Board of Directors authorized the Company to proceed with a restructuring plan involving principally a reduction of headcount and rationalization of facilities, which is designed to continue the streamlining of the Company's organizational structure to ensure that costs remain in line with revenue. The plan should be substantially complete by the end of 2004. A restructuring charge of between $17.0 million and $22.0 million, approximately three quarters of which should consist of cash charges, is expected to be taken in the fourth quarter of 2004. .

REVENUE

Total revenue definition

Total revenue includes core revenue by customer segment and non-core revenue. Non-core revenue included the Bell legacy contract[1], which was terminated on June 30, 2004, and revenue from other non-core and exited products.

Additionally, as of January 1, 2004, we modified our reporting to separately disclose non-core operations, which were originally included in the eFinance and eHealth segments. We have restated comparative results to reflect this change. Starting on January 1, 2004, all new contracts with governments entered into directly or through a distribution channel are included in the eHealth segment.

Total revenue

Three months ended September 30, 2004 compared to three months ended September 30, 2003

	2004				2003			
($ millions)	Recurring	Non-recurring	Total	% of total	Recurring	Non-recurring	Total	% of total
Core eHealth	18.2	0.6	18.8	39	13.1	-	13.1	19
Core eFinance	21.6	7.9	29.5	61	21.5	9.0	30.5	44
Total core revenue	39.8	8.5	48.3	100	34.6	9.0	43.6	63
Non-core revenue	-	-	-	-	25.1	0.9	26.0	37
Total revenue	**39.8**	**8.5**	**48.3**	**100**	**59.7**	**9.9**	**69.6**	**100**

Total revenue decreased to $48.3 million from $69.6 million last year as a result of a decrease of $26.0 million in non-core revenue partially offset by a $4.7 million increase in core revenue.

Total core revenue increased by $4.7 million to $48.3 million from $43.6 million last year mainly due to revenue from new acquisitions in our eHealth business and to revenue from transitional services agreements related to the sale of eSecurity and webdoxs. These increases were mitigated by the expiry of certain eFinance contracts, including a point-of-sale contract and a reseller agreement both with Bell Canada, an eInvoicing agreement with a Canadian customer and by lower eInvoicing non-recurring revenue.

With the early termination of the Bell legacy contract and the sale of BCE Emergis Systems Inc. in the second quarter of 2004, non-core operations essentially ceased. As a result, no revenue was generated from non-core operations in the current period. In the same period last year, non-core revenue was $26.0 million.

[1] The three-year distribution agreement with Bell Canada for legacy products extended in September 2001

Recurring / non-recurring core revenue

Recurring revenue for the current period totalled $39.8 million (82% of core revenue) compared to $34.6 million (79% of core revenue) in 2003, reflecting higher eHealth revenue and the transitional services agreements related to the sale of our eSecurity and webdoxs operations included in eFinance revenue which was partly offset by the expiry of a point-of-sale contract and a reseller agreement, both with Bell Canada and an eInvoicing agreement with a Canadian customer.

Non-recurring revenue amounted to $8.5million (18% of core revenue) in the current period compared to $9.0 million (21% of core revenue) during the same period last year. The decrease resulted mainly from lower revenue from integration activities in our U.S. eLending business, and the absence of patent license revenue in the current period compared to the same period last year. These decreases were mitigated by an increase in professional services related to our Visa Commerce initiative and activities in the eHealth customer segment. Our eLending business in the U.S. continued to be the major contributor to non-recurring revenue.

Core revenue by customer segment

eFinance

This segment's revenue decreased to $29.5 million (61% of core revenue) from $30.5 million (70% of core revenue) for the same quarter last year. Core recurring revenue amounted to $21.6 million compared with $21.5 million in 2003, an increase of $0.1 million relating mainly to the $2.8 million in revenue from transitional services contracts related to the sale of our eSecurity and webdoxs operations mainly offset by the expiry of certain contracts, including a point-of-sale contract and a reseller agreement, both with Bell Canada and an eInvoicing agreement with a Canadian customer (decrease of $0.8 million).

Core non-recurring revenue decreased by $1.1 million to $7.9 million from $9.0 million in 2003 as a result of lower professional fees from our eLending and eInvoicing solutions and the absence of patent license revenue in the current period compared to the same period last year. The majority of revenue in both periods represented professional service fees generated by our eLending business in the U.S.

eHealth

This unit generated core revenue of $18.8 million (39% of core revenue) compared to $13.1 million (30% of core revenue) in the same period in 2003. Core recurring revenue increased to $18.2 million from $13.1 million in the same quarter last year, mainly due to the contribution of acquisitions completed in 2004. The increase was also due to a higher volume of claims processed and to higher revenue from pharmacy point-of-sale network operations, partly offset by a lower level of drug card production. Core non-recurring revenue increased to $0.6 million from NIL due mainly to professional fees associated with our workers' compensation claims platform.

Total revenue

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

	2004				2003			
($ millions)	Recurring	Non-recurring	Total	% of total	Recurring	Non-recurring	Total	% of total
Core eHealth	49.6	1.3	50.9	29	40.3	1.5	41.8	19
Core eFinance	59.1	23.3	82.4	48	63.5	26.9	90.4	42
Total core revenue	108.7	24.6	133.3	77	103.8	28.4	132.2	61
Non-core revenue	38.7	0.9	39.6	23	81.0	2.8	83.8	39
Total revenue	**147.4**	**25.5**	**172.9**	**100**	**184.8**	**31.2**	**216.0**	**100**

Total revenue decreased to $172.9 million from $216.0 million last year as a result of a $44.2 million decrease in non-core revenue partly offset by a $1.1 million increase in core revenue.

Total core revenue increased to $133.3 million from $132.2 million last year mainly due to the contribution from eHealth acquisitions completed in 2004, to higher revenue from certain eFinance services and to revenue from transitional services agreements associated with the sale of eSecurity and webdoxs operations. These increases were partly offset by the expiry of certain contracts, including a point-of-sale contract and a reseller agreement, both with Bell Canada, and an eInvoicing agreement with a Canadian customer as well as by a lower level of professional fees from our eLending solutions and the absence of patent license revenue in the current period compared to last year.

Non-core revenue of $39.6 million in the current period included $37.7 million in revenue from the Bell legacy contract, which decreased by $37.4 million from the prior period due to the termination of this contract as of June 30, 2004, and to the fixed revenue reductions in the contract relative to the prior period. The balance of non-core revenue, which included $1.9 million in other non-core and exited products, was down $6.8 million from the prior period, reflecting the sale in June 2003 of our care management business in Canada and the sale of BCE Emergis Systems Inc. in June 2004.

Recurring / non-recurring core revenue

Recurring revenue for the current period totalled $108.7 million (82% of core revenue) compared to $103.8 million (79% of core revenue) in 2003, reflecting an increase of $4.9 million due to the impact of business acquisitions in eHealth, and from revenue derived from the transitional services contracts relating to the sale of our eSecurity and webdoxs operations which was partly offset by the expiry of certain contracts in eFinance, including a point-of-sale contract and a reseller agreement, both with Bell Canada, and an eInvoicing agreement with a Canadian customer.

Non-recurring revenue was $24.6 million (18% of core revenue) compared to $28.4 million (21% of core revenue) during the same period last year. Revenue from the implementation of mortgage lenders and service vendors in our eLending business in the U.S. was the major contributor to non-recurring revenue in the current period as well as in 2003. Lower implementation revenue, lower professional fees associated with our workers' compensation claims platform and lower revenue from ePayment services contributed to the decrease.

Related-party revenue and expenses

For the period of January 1, 2004 to June 16, 2004, we were related to BCE and its subsidiaries. Related-party revenue during this period totalled $25.9 million compared to $69.5 million for the full nine-month period last year. This decrease is mainly due to the termination of the Bell legacy contract as at June 30, 2004, and the fixed revenue reductions in that contract, as well as to lower revenue resulting from the expiry of a point-of-sale contract and a reseller agreement, both with Bell Canada.

Related-party direct costs for the same period of 2004 totalled $22.4 million compared to $49.2 million. The decrease of $26.8 million was directly due to a decrease in revenue from the Bell legacy contract for the full nine-month period last year. Other related-party expenses decreased by $22.9 million, from $41.2 million in 2003 to $18.3 million in 2004, also due to the Bell legacy contract.

In the first five months of the current period, a tax monetization structure in place with Bell Canada generated net interest income of $6.3 million and a provision for income taxes in the amount of $7.5 million, resulting in a net negative impact of $1.1 million on net income. Further details of this structure are included in *Note 16* to the *Interim consolidated financial statements*.

Core revenue by customer segment

eFinance

This segment's revenue decreased to $82.4 million (62% of core revenue) from $90.4 million (68% of core revenue) for the same quarter last year. Core recurring revenue amounted to $59.1 million for the current period compared to $63.5 million in 2003. The decrease of $4.4 million was mainly due to the $10.1 million impact of the expiry of certain contracts, including contracts related to point-of-sale and a reseller agreement, both with Bell Canada, and an eInvoicing contract with a Canadian customer. These decreases were partly offset by revenue of $2.8 million from transitional services contracts relating to the sale of our eSecurity and webdoxs operations and by higher contributions of approximately $2.7 million from our cash management and Canadian electronic payment solutions, as well as from our Canadian eLending-real estate solution and Visa Commerce initiative. The eSecurity services contract terminates in mid-2005 and that for webdoxs at the end of 2005.

Core non-recurring revenue decreased to $23.3 million in 2004 from $26.9 million in 2003. The majority of revenue in both periods represented professional services fees generated by our eLending business in the U.S. The decrease was mainly due to lower professional fees from the eLending business and eInvoicing solutions and the absence of patent license revenue in the current period compared to last year. The decreases were partly offset by revenue from professional service fees relating to our Visa initiative. We expect a slight decrease in implementation revenue from eLending in the U.S. in the last quarter of 2004. In 2005, implementation revenue from eLending U.S. is expected to be minimal. Going forward, increases in revenue from our eLending business will need to be generated from transaction revenues, which will be contingent on customer adoption and our on-going relationship with Freddie Mac.

eHealth

This unit generated core revenue of $50.9 million (38% of core revenue) during the current period compared with $41.8 million (32% of core revenue) for the same period in 2003. Core recurring revenue increased to $49.6 million from $40.3 million in the same period last year mainly due to the contribution from acquisitions completed in 2004, a higher volume of transactions from our pharmacy point-of-sale networks solution and from our workers' compensation claims platform. These increases were partly offset by a lower level of drug card production in 2004 compared to 2003. Core non-recurring revenue decreased to $1.3 million from

$1.5 million mainly due to lower professional fees generated by our workers' compensation platform and to revenue from the sale of a license in 2003 not present in 2004. These decreases were partly offset by higher professional services related to acquisitions completed in 2004.

COSTS AND EXPENSES

Direct costs, gross margin and *EBITDA*

Three months ended September 30, 2004 compared to three months ended September 30, 2003

($ millions)	eFinance		eHealth		Non-core		Other non-allocated		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues	29.5	30.5	18.8	13.1	-	26.0	-	-	48.3	69.6
Direct costs	6.7	6.3	5.0	3.7	-	10.4	-	-	11.7	20.4
Gross margin	22.8	24.2	13.8	9.4	-	15.6	-	-	36.6	49.2
EBITDA	3.0	(1.4)	2.5	1.5	-	4.2	(1.2)	-	4.3	4.3

eFinance – Direct costs increased in 2004 due to a higher level of non-recurring revenue. *EBITDA* increased due to the impact of cost containment efforts undertaken in 2004.

eHealth– The increase in direct costs was due to higher revenue in the current quarter. The increase in this segment's *EBITDA* was the result of acquisitions completed in the first quarter of 2004.

Total – Excluding restructuring and other charges of $1.2 million, *EBITDA* increased by $1.2 million in 2004 due mainly to improvements in the operating performance of our continuing operations.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

($ millions)	eFinance		eHealth		Non-core		Other non-allocated		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues	82.4	90.4	50.9	41.8	39.6	83.8	-	-	172.9	216.0
Direct costs	15.5	18.8	12.3	11.2	15.9	32.8	-	-	43.7	62.8
Gross margin	66.9	71.6	38.6	30.6	23.7	51.0	-	-	129.2	153.2
Contract settlements	9.1	-	-	-	4.7	-	-	-	13.8	-
EBITDA	7.0	(9.5)	7.2	4.5	11.4	13.4	2.7	-	28.3	8.4

eFinance – Direct costs decreased in 2004 due mainly to a reversal of certain telecom expenses from preceding years and to lower revenue. The reduction in the gross margin in 2004 was due to the expiry of contracts in the point-of-sale services network area. *EBITDA* increased due to contract settlements and to cost containment efforts in the first quarter of 2004.

eHealth – Direct costs increased in 2004 due mainly to higher revenue. The increase in the segment's *EBITDA* was the result of the acquisitions completed in the first quarter.

Non-core – Direct costs and *EBITDA* decreased in proportion to the decrease in revenue, which was due mainly to the termination of the Bell legacy contract as of June 30, 2004.

Total – *EBITDA* increased by $19.9 million in 2004 due to contract settlements of $13.8 million, and to a $3.4 million improvement in the operating performance of our continuing operations excluding the net reversal of restructuring and other charges of $2.7 million taken in 2004.

Expenses

Three months and nine months ended September 30, 2004 compared to three months and nine months ended September 30, 2003

	Three- month period ended September 30				Nine-month period ended September 30			
	2004		2003		2004		2003	
	$ millions	% of revenue	$ millions	% of revenue	$ millions	% of revenue	$ millions	% of revenue
Operations	11.4	24	19.2	28	51.9	30	66.6	31
Sales & Marketing	5.4	11	6.6	9	18.5	11	24.7	11
Research & Development	8.0	16	8.7	13	27.2	16	25.9	12
General & Administrative	6.3	13	10.4	15	19.8	11	27.6	13
Total expenses before:	31.1	64	44.9	65	117.4	68	144.8	67
Restructuring and other charges	1.2	-	-	-	(2.7)	-	-	-
Total expenses	32.3	-	44.9	-	114.7	-	144.8	-
Headcount (end of period)	**1,045**		**2,025**		**1,045**		**2,025**	

Three months ended September 30, 2004 compared to three months ended September 30, 2003

Expenses, excluding restructuring and other charges, decreased by $13.8 million or 31% compared to the same period in 2003. The decrease in operation expenses, in both dollar and percentage terms, related to the termination of the Bell legacy contract on June 30, 2004 and to the reduction in headcount and employee-related expenses associated with the restructuring and cost-cutting initiatives undertaken in the first quarter of 2004.

Sales and marketing expenses decreased as a result of the realignment of our sales effort on certain products following the last restructuring.

Research and development expenses decreased due to lower development costs for our eInvoicing product compared to the same period last year and to a tax credit from Investissement Québec (Carrefour de la Nouvelle Technologie) received in the current period. Further details are included in *Note 18* to the *Interim consolidated financial statements.*

The decrease in general and administrative expenses related to lower professional fees associated with various corporate activities and lower bad debt expense in 2004 compared to 2003.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

Expenses, excluding restructuring and other charges, decreased by $27.4 million or 19% compared to the same period in 2003. The decrease in operation expenses, in both dollar and percentage terms, related to the termination of the Bell legacy contract on June 30, 2004, the fixed revenue reductions associated with that

contract in the first six months of 2004 relative to 2003, and the reduction in headcount and employee-related expenses associated with the restructuring and cost-cutting initiatives undertaken in the first quarter of 2004.

Sales and marketing expenses were adjusted to reflect the reduction in revenue expected in 2004 compared to 2003. Research and development expenses increased in 2004 due to the decrease in development funding by Freddie Mac, following the renegotiation of our agreement with them in September 2003. This increase was offset by a retroactive tax credit from Investissement Québec received in 2004. The decrease in general and administrative expenses related to lower professional fees associated with various corporate activities and lower bad debt expense in 2004 compared to 2003.

Restructuring and other charges

The streamlining of our organization associated with the restructuring and other charges recorded at the end of 2003 took place mainly in the latter part of the first quarter 2004. While a significant portion of the restructuring plan had been completed by the end of the first quarter, we continue to incur charges in this fiscal year that will offset the $6.3 million reversal taken in the first quarter of 2004. In the third quarter, we incurred charges of $1.2 million. The remaining amount of $2.7 million should be taken in the fourth quarter 2004.

Depreciation

	Three months ended September 30		Nine months ended September 30	
($ millions)	**2004**	**2003**	**2004**	**2003**
Depreciation	3.5	3.8	9.4	10.8

The decrease in depreciation for the current period and for the nine months ended September 30, 2004, is mainly the result of the review of the useful lives of certain assets undertaken in January 2003.

Amortization of intangible assets

	Three months ended September 30		Nine months ended September 30	
($ millions)	**2004**	**2003**	**2004**	**2003**
Amortization of intangible assets	3.6	5.1	12.3	16.2

Amortization of intangibles decreased in both the three and nine-month periods, mainly as a result of the write-down of intangible assets included in the restructuring and other charges recorded at the end of 2003.

Interest

Interest income decreased by $3.8 million for the three-months and by $3.4 million for the nine months mainly due to the termination of the tax loss monetization structure described in *Note 16* to the *Interim consolidated financial statements.*

Gain on foreign exchange

For the three-month period, gain on foreign exchange increased by $4.6 million as a result of the difference between the value of a currency forward contract and the actual value of the foreign investment realized in the third quarter.

For the nine-month period, gain on foreign exchange increased by $1.8 million mainly due to the net impact of a currency forward contract related to our foreign investments, which generated an accounting loss of

$0.5 million, mitigated by a gain of $1.5 million realized in foreign exchange related to our operations in the first quarter.

Income taxes

Income tax expense was $0.6 million for the three-month period compared to $1.1 million for the same period in 2003.

For the nine-month period, the income tax expense was $73.2 million compared to $4.9 million for the same period in 2003. The increase is mainly attributable to the valuation allowance of $56.0 million recorded against the future income tax assets of our continuing Canadian operations. This valuation allowance was taken as a result of our assessment that the future income tax assets are no longer "more likely than not" realizable given the uncertainty surrounding our ability to generate sufficient taxable income as a result of the termination on May 31, 2004 of the tax loss monetization arrangement between us and Bell Canada. Also contributing to the increase in income tax expense is higher net income before tax for the three-month period ended September 30, 2004, compared to the same period in 2003. We still retain sufficient tax attributes to offset taxable income for the foreseeable future.

Discontinued operations and assets held for sale

Three months ended September 30, 2004 compared with the three months ended September 30, 2003

Revenue for the three months ended September 30, 2004 from discontinued operations was nil compared to $47.6 million in the same period last year. The decrease resulted mainly from the sale of the U.S. Health operations in the first quarter of 2004, the sale of eSecurity in June 2004, and the sale of webdoxs on July 7, 2004. *EBITDA* decreased by $15.9 million to nil this quarter from $15.9 million for the same period last year due to the absence of contributions from these businesses, and to a final adjustment to the working capital of the PPO component of our U.S. Health operations in the current quarter.

Completion of the sale of our webdoxs operations generated no gain on assets held for sale of $12.0 million.

With respect to the sale of the PPO component of U.S. Health, we finalized the working capital calculation associated with the sale agreement, resulting in a further negative adjustment of $2.8 million during the quarter.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

Revenue from discontinued operations decreased to $42.9 million from $149.3 million for the same period last year, mainly due to the sale of U.S. Health in March 2004. Similarly, the *EBITDA* contribution decreased to $9.5 million compared to $50.0 million for the same period last year.

The loss on the sale of U.S. Health amounted to $(7.6) million, while the sale of eSecurity generated a gain on sale of $15.4 million.

Net income from our discontinued operations totalled $6.9 million in 2004 compared to $31.1 million in 2003 as a result of the factors discussed above.

Net income (loss)

Net loss for the third quarter was $1.5 million ($(0.01) per share) representing a decrease of $7.7 million from net income of $6.2 million ($0.06 per share) in the third quarter of 2003. The decrease was mainly due to a $10.9 million decrease in earnings' contribution from discontinued operations. This decrease was mitigated by a $1.2 million increase in *EBITDA* (before $1.2 million of restructuring and other charges) from continuing operations, a reduction in depreciation and amortization of intangible assets totalling $1.8 million, partly offset by a $3.8 million decrease in interest income, as well as by other minor items.

Net loss for the nine months was $38.8 million ($(0.38) per share) representing a decrease of $55.7 million from net income of $16.9 million ($(0.17) per share) in the first nine months of 2003. The decrease was mainly due to a $68.3 million increase in income taxes and a $24.2 million decrease in earnings' contribution from discontinued operations. These decreases were mitigated by a $17.2 million increase in *EBITDA* (before a net reversal of $2.7 million in restructuring and other charges), gains of $12.2 million relating to the sale of businesses, reductions in depreciation expense and amortization of intangible assets totalling $5.3 million, a $3.4 million increase in interest income, a $1.8 million increase in gain on foreign exchange, and a reduction of $1.0 million in interest on long-term debt.

Liquidity and capital resources

At September 30, 2004, cash and temporary investments were $238.5 million, an increase of $109.9 million compared to the December 31, 2003 balance. Working capital was $148.9 million, a decrease of $102.1 million compared to December 31, 2003, mainly as a result of the $150.0 million special cash distribution to shareholders, partly offset by net proceeds of $45.0 million from the sale of our eSecurity operations and intellectual property related to the Bell legacy contract.

	Three months ended September 30		Nine months ended September 30	
($ millions)	**2004**	**2003**	**2004**	**2003**
Cash flows from (used for) operating activities	5.6	49.1	(24.7)	35.7
Cash flows from (used for) investing activities	3.3	(4.7)	293.6	(8.7)
Cash flows used for financing activities	(2.3)	(23.4)	(164.1)	(34.5)
Other	(10.5)	(0.4)	(6.4	(3.7)
Increase (decrease) in continuing cash position	**(3.9)**	**20.6**	**98.4**	**(11.2)**
Cash flow from discontinued operations	-	3.4	2.7	31.1
Increase (decrease) in cash position	**(3.9)**	**24.0**	**101.1**	**19.9**

Three months ended September 30, 2004 compared to three months ended September 30, 2003

Compared to the corresponding period last year, cash flows from operating activities in the quarter decreased by $43.5 million mainly due to US$30.5 million in funding received in connection with the renegotiation of our agreement with Freddie Mac in September 2003, partly offset by higher *EBITDA* generated in the current quarter.

Cash flows from investing activities were $3.3 million, mainly consisting of the receipt of a portion of the net proceeds from the sale of our webdoxs operations, partly offset by a $2.8 million reduction in the sale price for U.S. Health. Other items affecting cash flows from investing activities included $2.5 million in additions to

capital assets and $0.6 million of cash from acquired businesses. During the corresponding quarter last year, $2.1 million were used for investing activities related to additions to capital assets and $2.6 million for an instalment payment related to the acquisition of BCE Emergis Technologies.

Cash flows used for financing activities were $2.3 million compared to $23.4 million for the corresponding quarter in 2003. The $21.1 million decrease was mainly due to the reimbursement in 2003 of a US$12.0 million loan from Freddie Mac. Included in the current period's cash flows are a $2.6 million net repayment of long-term debt and $0.3 million from the issue of common shares.

The foreign exchange loss on cash held in foreign currencies decreased our cash position by $10.5 million compared to a loss on foreign exchange of $0.4 million for the same period last year. The decrease was due to the reduction of our investment in a foreign subsidiary and the strengthening of the U.S. dollar during the third quarter.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

Cash flows used for operating activities increased by $60.4 million mainly due to a reduction in payables to related parties and to a decrease in deferred revenue, partly offset by an increase in *EBITDA*.

Cash flows from investing activities were $293.6 million due to the receipt of proceeds from the sale of U.S. Health, eSecurity operations, the intellectual property related to the Bell legacy contract and the webdoxs operation, totalling $326.6 million, net of $22.6 million disbursed for the acquisitions of WARE Solutions, Tri-Comp Systems Ltd. and Gestion InfoPharm Inc., and for additions to capital assets in the amount of $10.7 million. During the corresponding period last year, $6.1 million were used for investing activities related to additions to capital assets and $2.6 million for a payment related to the acquisition of BCE Emergis Technologies.

Cash flows used for financing activities were $164.1 million compared to $34.5 million for the corresponding quarter of 2003. The $129.6 million increase was mainly due to the $150.0 million special distribution to our shareholders and the repayment of debt. In the first nine months of 2003, we used $34.5 million for the repayment of long-term debt.

The foreign exchange loss on cash held in foreign currencies decreased our cash position by $6.4 million compared to a loss of $3.7 million for the same period last year.

Financial instruments

As at September 30, 2004, we held currency forward contracts totalling US$25.0 million which will terminate on October 29, 2004. This contract will convert U.S. dollars into Canadian dollars at the rate of C$1.3162 As at September 30, 2004, the principal amounts to be received under these contracts were approximately $32.9 million.

The carrying value of all of our financial instruments, other than the financial instrument related to the options held by our former U.S. Health subsidiary (BCE Emergis Corporation) in a public company, approximates their fair value. The options are carried at a cost of approximately $10.0 million and for which the fair value currently is not determinable. These options are currently the subject of a dispute between BCE Emergis Corporation and the grantors of these options.

Off-balance sheet arrangements

On June 30, 2004, we borrowed $150.0 million through the issuance of bankers' acceptances to fund the special cash distribution. This loan was paid in full on August 7, 2004.

Related party transactions

As at September 30, 2004, the balance sheets in our *Interim consolidated financial statements* do not include any balances due by or from related parties, since as of June 16, 2004 BCE Emergis was no longer subject to control by BCE. As at December 31, 2003, the balance sheet included related-party line items as follows: accounts receivable of $10.1 million; other current assets of $16.0 million; accounts payable and accrued liabilities of $58.5 million; and, $5.0 million in deferred revenue.

Outstanding shares and options granted

As at October 16, 2004, we had 103,449,736 outstanding common shares and 3,191,434 options granted.

FUTURE ACCOUNTING CHANGE

The CICA recently issued revisions to *Section 3860* of the *CICA Handbook, Financial instruments – Disclosure and presentation*. The *Section* now clarifies the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Many of these financial instruments were previously classified as equity. These revisions will come into effect January 1, 2005. Management is currently evaluating the impact of these revisions on the *Consolidated financial statements*.

OUTLOOK

During the first nine months of 2004, we generated $28.3 million of *EBITDA*, which included $13.8 million in one-time contract settlements. The net loss of $38.8 million during the same period resulted mainly from the one-time write-down of future income tax assets totalling $56.0 million, due to the termination of a tax loss monetization arrangement with Bell Canada.

Revenue and *EBITDA* (before restructuring and other charges) for the fourth quarter are not expected to exceed levels generated in the third quarter. As previously mentioned, we expect to take restructuring and other charges related to the 2003 program of some $2.7 million, which would reduce *EBITDA* accordingly. A new restructuring initiative has been announced and is expected to be executed mainly before the end of the fourth quarter that will further impact *EBITDA* for 2004. Accordingly, the new charge of between $17.0 million and $22.0 million will reduce our guidance for *EBITDA* and net income from continuing operations issued on July 28, 2004 on a dollar for dollar basis. Since revenue in 2005 is expected to decline relative to 2004, the objective of the new restructuring charge is to place us in a position to maintain our third quarter run rate for *EBITDA* (before restructuring charges) during 2005. Growth in certain lines of business in eFinance expected next year, which was to have mitigated the termination of certain contracts, is now lower than anticipated. The expected decline in revenue will result mainly from the absence of non-core revenue in 2005 due to the termination of the Bell legacy contract, the non-renewal of specific contracts with Bell mainly relating to our Messaging and Collaboration solution, a point-of-sale contract with another client, as well as a significant decrease in revenue from our U.S. eLending business as a result of the reduction of implementation revenue and the less than expected growth of transaction revenue from this solution. Overhead costs are also being realigned to reflect the impact of the agreements surrounding the sale by BCE of its holdings in BCE Emergis, including the sale of our eSecurity business.

We will continue to pursue our objectives of operational excellence and execution, cost control, core revenue growth and the on-going review of our services – all of which should help to strengthen our position in our markets. In addition, we will seek to accelerate our momentum in electronic solutions for the health sector as well as continue to pursue acquisitions in this sector in order to increase our market share and presence, and to leverage our technology platforms. We will also continue to seek to rationalize our diverse portfolio of eFinance activities with a view of enhancing the value and capabilities of these lines of business. We expect to continue financing our capital expenditures and discharging our liabilities through funds on hand, internally generated funds and available credit facilities.

BCE Emergis

November 1st, 2004

RE: Form 52-109FT2 - Certification of Interim Filings during Transition Period ("Bare certificate") for BCE Emergis Inc.

To Whom It May Concern:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *BCE Emergis Inc.* for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Tony Gaffney
President and Chief Executive Officer

BCE Emergis Inc.
#2200
1155, Bd René-Lévesque Ouest/West
Montréal (Québec) H3B 4T3

BCE Emergis

November 1st, 2004

RE: Form 52-109FT2 - Certification of Interim Filings during Transition Period ("Bare certificate") for BCE Emergis Inc.

To Whom It May Concern:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *BCE Emergis Inc.* for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

John Valentini
Chief Financial Officer

BCE Emergis Inc.
#2200
1155, Bd René-Lévesque Ouest/West
Montréal (Québec) H3B 4T3